FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 1-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Translation of registrant’s name into English)

19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Important Notice

Statements in these documents relating to matters that are not historical facts are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in these documents, the words “estimate,” “project,” “anticipate,” “expect, “intend,” “believe” and similar expressions are intended to identify forward-looking statements and information. These forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from those expressed or implied by the forward-looking statements. These important factors include, but are not limited to: (i) the continued operation of the existing in-orbit satellites and success in constructing and launching new satellites as planned, (ii) future economic and competitive conditions in the Asian regional satellite market in which the Registrant competes, (iii) the Registrant’s success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the Registrant to meet its debt obligations and fund its capital expenditure programs. These factors are described in further detail in the Registrant’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Information furnished on this form:

Results for the six months ended 30 June 2008.

EXHIBIT

Exhibit Number		Page
1.1	Results for the six months ended 30 June 2008.	3

AsiaSat brings you

Infotainment

Lifestyle, Education and Business

LIVE COVERAGE

SATELLITE NEWS GATHERING (SNG)

HDTV

REDEFINING TV BROADCASTING

ASIASAT 5

HIGH-FLYING TECHNOLOGY

Asia Satellite Telecommunications Holdings Limited
(Stock Code 1135)

INTERIM REPORT 2008

AsiaSat

AUGUST 2008
852 2500 0888
DISTRIBUTED FREE TO SHAREHOLDERS

CONTENTS

1	Corporate Information

2	Chairman’s Statement

10	Corporate Governance

12	Other Information

15	Management Discussion and Analysis

20	Condensed Consolidated Interim Balance Sheet

22	Condensed Consolidated Interim Income Statement

23	Condensed Consolidated Interim Statement of Changes in Equity

24	Condensed Consolidated Interim Cash Flow Statement

25	Notes to the Condensed Consolidated Interim Financial Statements

48	Report on Review of Interim Financial Information

49	Shareholder Information

ON THE COVER

The Beijing 2008 Olympics were the most widely watched Games in Olympic history, according to Jacques Rogge, President of the International Olympic Committee. AsiaSat is the region’s leading satellite company and owns and operates the satellites that distributed its customers’ live coverage of the Games and other sport events to the highly populated markets of the Asia Pacific.

WHAT IS INFOTAINMENT?

‘Infotainment’ is an emerging Neoterm that combines the words ‘information’ and ‘entertainment’. It also blends their meanings. AsiaSat is at the very heart of the ‘infotainment’ explosion in the Asia Pacific as we provide the satellite communication platforms and services that enable our customers to deliver the seamlessly converged data, television programmes, telephony, websites and multimedia experiences that their customers take for granted. We enable the delivery of ‘infotainment’ anywhere in the Asia-Pacific region at any time. From secure business communications to quality television channel distribution, from outside sports coverage to remote telephone services, our customers rely on AsiaSat’s leadership as the region’s premier satellite services provider.

ASIASAT

Asia Satellite Telecommunications Holdings Limited (the “Company”) indirectly owns Asia Satellite Telecommunications Company Limited (“AsiaSat”) and other subsidiaries (collectively the “Group”) and is listed on the Hong Kong Stock Exchange (“Stock Exchange”) (Stock Code 1135). The Company has delisted its American Depositary Shares (“ADSs”) from the New York Stock Exchange from January 2008.

AsiaSat is Asia’s premier provider of high quality satellite services to the broadcasting and telecommunications markets. The Group owns and operates three satellites, which are located in prime geo-stationary positions over the Asian landmass and provide access to two-thirds of the world’s population.

The Company’s strategy is to maximise the return from its core business of satellite transmission services while exploring convergence opportunities in satellite related new growth industries.

Production Edelman

CORPORATE INFORMATION

CHAIRMAN AND NON-EXECUTIVE DIRECTOR

REMUNERATION COMMITTEE

James WATKINS         (Chairman)

JU Wei Min

Nancy KU

COMPANY SECRETARY

Sue YEUNG

AUTHORISED REPRESENTATIVES

Peter JACKSON

Sue YEUNG

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

PRINCIPAL SOLICITORS

Mayer Brown JSM

Paul, Weiss, Rifkind, Wharton & Garrison

REGISTERED OFFICE

Canon’s Court

22 Victoria Street

Hamilton HM12

Bermuda

HEAD OFFICE

19/F Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

MI Zeng Xin
DEPUTY CHAIRMAN AND NON-EXECUTIVE DIRECTOR
Ronald J. HERMAN, Jr.
EXECUTIVE DIRECTORS
Peter JACKSON	(Chief Executive Officer)
William WADE	(Deputy Chief Executive Officer)

NON-EXECUTIVE DIRECTORS
DING Yu Cheng
JU Wei Min
KO Fai Wong
John F. CONNELLY
Mark CHEN
Nancy KU

INDEPENDENT NON-EXECUTIVE DIRECTORS
Edward CHEN
James WATKINS
Robert SZE

AUDIT COMMITTEE
Robert SZE	(Chairman)
Edward CHEN
James WATKINS
JU Wei Min	(Non-voting)
Mark CHEN	(Non-voting)

NOMINATION COMMITTEE
Edward CHEN	(Chairman)
MI Zeng Xin
Ronald J. HERMAN, Jr.

ASIASAT INTERIM 2008	1

CHAIRMAN’S STATEMENT

SOLID PERFORMANCE

IMPROVED MARKET CONTINUES

I am pleased to report that the improved market conditions recorded at the time of the 2007 Annual Report have continued through the first half of 2008, our 20th year of operation, and that we are optimistic about the future.

During the period under review, AsiaSat added new customers and achieved increases both in overall utilisation and in the number of transponders provided to customers. This strong performance enabled us to maintain the core turnover at a level only marginally less than that of the corresponding period last year despite the migration of broadcast customers in China to the new Chinese satellites.

During the period, our satellite fleet performed well and our new satellite, AsiaSat 5, which is currently under construction in the United States, is progressing well. I am also pleased to report that we have now embarked on another new satellite, AsiaSat 6. In April, we moved into new office premises in Hong Kong.

THE CHINA EARTHQUAKE

In May, the devastating earthquake in China left many thousands dead and millions homeless in Sichuan province and its surrounding regions.

The magnitude of this disaster was overwhelming but I can report to Shareholders that AsiaSat volunteered to work with the Chinese government and commercial organisations to make a modest but important contribution to the relief effort. The Company donated satellite capacity, time, knowledge and expertise to help establish vital communication links, and provided equipment and emergency support to various Government departments and emergency services in the affected areas.

In Hong Kong, AsiaSat has also sponsored a fund raising event that was broadcast across Asia on 1 June 2008 via one of our satellites. We are grateful to all who supported this initiative and our deepest sympathy goes out to all the people whose lives have been affected by the disaster.

2	ASIASAT INTERIM REPORT 2008

CHAIRMAN’S STATEMENT

INTERIM RESULTS

TURNOVER

Turnover for the first half of 2008 was HK$487 million (2007: HK$461 million), an increase of some 6%. The uplift came principally as a result of the inclusion of SpeedCast’s revenue since SpeedCast became a wholly-owned subsidiary of AsiaSat in the second half of 2007. SpeedCast generated a gross revenue of HK$55 million and made a net contribution of HK$33 million to the Group’s consolidated turnover after the elimination of inter-company sales during the period.

As noted above, revenue was impacted by the migration of broadcast customers in China to new Chinese satellites. Growth was also held back by a reduction in one-off receipts that totalled HK$1 million compared with HK$8 million in the same period in 2007.

Despite these negative influences upon the revenue in the first half of 2008, it is rewarding to note that our core business improved and that we continued to secure new contracts during the first six months. This new business helped to mitigate the effect of the lost revenue mentioned above. In fact, the income from new customers in the first half of 2008 almost compensated for the loss of revenue from the Chinese broadcast customers.

OPERATING EXPENSES

Operating expenses in the first half of 2008 amounted to HK$136 million (2007: HK$90 million). The increase arose from the inclusion of SpeedCast’s expenses and a provision for impairment of trade receivables of HK$14 million.

PROFIT

The profit attributable to equity holders during the period was HK$223 million (2007: HK$247 million), a decline of some 10%. The decrease resulted primarily from the inclusion of a loss of HK$2 million recorded by SpeedCast in first half of the year, the impairment provision of HK$14 million, and a reduction in interest income of approximately HK$18 million owing to the continued fall in bank deposits interest rates. The negative impact of this was lessened somewhat by a reduction in the Hong Kong tax rate.

The Group’s EBITDA (earnings before interest, tax, depreciation and amortisation) margin decreased to 72% (2007: 81%) following the consolidation of SpeedCast, a company that operates businesses with relatively thin margins.

ASIASAT INTERIM REPORT 2008	3

CHAIRMAN’S STATEMENT

INTERIM RESULTS (CONTINUED)

CASHFLOW

During the period, the Group generated a net cash outflow of HK$44 million (2007: inflow of HK$105 million) after paying capital expenditure of HK$239 million (2007: HK$162 million) and dividends of HK$121 million (2007: HK$106 million). As at 30 June 2008, the Group reported a cash balance of HK$2,245 million (31 December 2007: HK$2,288 million). The Group continues to be debt free.

DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.08 per share (2007: HK$0.08), the same as last year. The interim dividend is payable on or about 6 November 2008 to equity holders on the share register as of 10 October 2008. The share register will be closed from 3 to 10 October 2008, both days inclusive.

CORPORATE DEVELOPMENTS

As set out in the 2007 Annual Report, we announced in January 2008 our intention to voluntarily de-list our American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) as the benefits did not justify the costs. The delisting became effective on 28 January 2008. Despite this, the Company remains registered under Section 12(g) of the Exchange Act with the U.S. Securities and Exchange Commission (“SEC”) and is still subject to the periodic disclosure requirements of the Exchange Act. This will continue to be the case until the Company is deregistered from the SEC. Once the Company meets the requirements for deregistration, we intend to file an application for such deregistration.

OPERATIONS REVIEW

TWO NEW SATELLITES

ASIASAT 5

Our new satellite, AsiaSat 5, is currently under construction in the United States. In addition, I am pleased to advise Shareholders that the Board has authorised management to proceed with the planning for another new satellite, AsiaSat 6.

4	ASIASAT INTERIM REPORT 2008

CHAIRMAN’S STATEMENT

OPERATIONS REVIEW (CONTINUED)

TWO NEW SATELLITES (CONTINUED)

ASIASAT 5 (CONTINUED)

AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5°E while AsiaSat 6 is planned for the replacement of AsiaSat 3S in due course. The commencement of AsiaSat 6 serves another purpose. It is the Company’s practice to build into each satellite replacement programme sufficient time to re-build and re-launch a second satellite in the event of a launch failure before the one it is to replace needs to be retired. The commencement of AsiaSat 6 at this stage will provide customers with that added security and certainty of uninterrupted service in the event of an AsiaSat 5 launch failure.

Shareholders will recall that the Group was advised in the second half of 2007 of a delay in the launch vehicle availability and that by March this year that date had reverted to one closer to the original schedule. This timing is still subject to change as the delivery of the launch vehicle hardware remains unconfirmed. Taking these variables into consideration, the current estimate for the launch of AsiaSat 5 from the Baikonur Space Centre in Kazakhstan, is June 2009.

ASIASAT 6

As noted above, we have resolved to proceed with the planning for a second new satellite that will replace AsiaSat 3S. As we have only recently embarked upon this plan, it is too early to provide a meaningful report at this stage. However, this is an exciting step for the Company and we shall keep the Shareholders apprised of progress.

IN-ORBIT SATELLITES

During the first six months of 2008, AsiaSat’s three in-orbit satellites operated well and continued to deliver excellent service to our customers.

The Group’s fleet comprises AsiaSat 2, AsiaSat 3S, and AsiaSat 4, which are located in geo-stationary positions over the Asian landmass and provide a platform for one of the largest television audiences in the world. This presents AsiaSat customers with unparalleled coverage across two-thirds of the world’s population.

AsiaSat 2 was launched in November 1995 and is positioned at 100.5°E. This satellite carries a payload of 24 C-band and 9 Ku-band transponders and its overall utilisation rate as at 30 June 2008 was 50% (31 December 2007: 44%).

ASIASAT INTERIM REPORT 2008	5

CHAIRMAN’S STATEMENT

OPERATIONS REVIEW (CONTINUED)

IN-ORBIT SATELLITES (CONTINUED)

AsiaSat 3S was launched in March 1999 and is positioned at 105.5°E. This satellite carries a payload of 28 C-band and 16 Ku-band transponders and its overall utilisation rate as at 30 June 2008 was 62% (31 December 2007: 62%).

AsiaSat 4 was launched in April 2003 and is positioned at 122°E. This satellite carries 28 C-band and 20 Ku-band transponders including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate as at 30 June 2008 was 49% (31 December 2007: 40%).

The total number of transponders on the Company’s satellites leased and sold as at 30 June 2008 was 67 (31 December 2007: 61) with an overall utilisation rate of 53% (31 December 2007: 49%). This figure includes the four BSS transponders provided for our DTH (direct-to-home) service.

CONTRACTS WITH CUSTOMERS

In the first six months of 2008, a number of new contracts were secured to the total value of HK$319 million (2007: HK$117 million) and renewed contracts were valued at HK$355 million (2007: HK$153 million). Together, these amounted to HK$674 million (2007: HK$270 million). The substantial increase came primarily from a new contract with an Indian customer and renewals of a number of existing major contracts. During the current period, there was also a very significant growth in business from occasional users. This growth was driven largely by bookings from broadcasters of the Beijing Olympic Games.

MARKET REVIEW

There continues to be an excess of transponder capacity in the region despite the improvement in market conditions, but we are currently seeing a gradual recovery of the market. Demand is particularly strong from the broadcast sector as a result of the increased use of satellites to distribute content to the growing number of pay-TV platforms in Asia. These new platforms need additional contents and better viewing quality by using digital or High Definition Television (“HDTV”) to differentiate themselves in highly competitive markets. This is encouraging for AsiaSat.

The development of HDTV in Asia is the most exciting new technology with the greatest potential for the Group. While the region lags behind the United States and Europe, progress has been advanced somewhat by the demands of broadcasters covering the Olympics.

It is also encouraging that the industry has made a universal decision on the Blu-ray standard system for High Definition DVDs and this will enable consumers to commit to buying HDTV equipment without the fear of investing in a redundant system.

6	ASIASAT INTERIM REPORT 2008

CHAIRMAN’S STATEMENT

OPERATIONS REVIEW (CONTINUED)

MARKET REVIEW (CONTINUED)

New television channels continue to be launched in Asia and this is also driving market growth in this region. We believe that in many countries, the introduction of new distribution methods, including DTH satellite television and Internet Protocol Television (IPTV) delivered by the terrestrial broadband network, is triggering this expansion.

As noted above, activity is particularly strong in India and this is evidenced by the new contracts we have secured and by the significant growth in the number of customers from that country. Today, AsiaSat serves over 100 broadcasters, delivering some 300 television channels across the Asia-Pacific region.

As we have seen at the time of the Asian tsunami and the more recent earthquake in China, satellites have inherent communication advantages over land-based systems. In addition, AsiaSat is well positioned to broadcast to Asia’s wide-spread and remote areas at a time when governments in the region’s developing countries seek to improve the quality of life for their people, including those in the most inaccessible parts. Mobile phone and internet backbone connections are leading this march.

BUSINESS DEVELOPMENT

SUBSIDIARIES

SPEEDCAST

SpeedCast Holdings Limited (“SpeedCast”), a wholly-owned subsidiary of the Company, provides two-way very small aperture terminal (VSAT) services and broadband backbone access to customers in countries across Asia and beyond.

For the first six months of 2008, the turnover of SpeedCast was HK$55 million (2007: HK$48 million), an increase of 15%. The company incurred a loss of HK$2 million (2007: HK$1.5 million loss).

ASIASAT INTERIM REPORT 2008	7

CHAIRMAN’S STATEMENT

BUSINESS DEVELOPMENT (CONTINUED)

SUBSIDIARIES (CONTINUED)

SKYWAVE

Our subsidiary, Skywave TV Company Limited (“Skywave”), is 80% held by the Company and is engaged with its partners in developing a low-cost DTH platform to serve the markets of Hong Kong, Macau, Taiwan and Southern China.

Launched in 2005, Skywave currently offers 35 programmes branded under ‘family favourites’, ‘premium movies’ and ‘premium sports’. As the company is operating in a highly restricted market, its business is static and is expected to remain so for the foreseeable future. In the first half of this year, Skywave incurred a loss of HK$2.4 million (2007: HK$2.4 million), of which our share was approximately HK$1.9 million.

AUSPICIOUS COLOUR LIMITED

Auspicious Colour Limited (“Auspicious Colour”); a wholly-owned subsidiary of the Company, holds a Non-domestic Television Programme Service Licence in Hong Kong. In order to expand our service offering, we have installed a MCPC (Multiple Channels per carrier) platform on both AsiaSat 2 and AsiaSat 3S. These platforms offer our customers access to our satellites in a more efficient and cost effective manner by obviating the need for them to set up their own platform or contract separate uplink services. Through this licence, held by Auspicious Colour, the company offers a one-stop solution that combines the provision of satellite capacity and uplink services to broadcasters.

ASSOCIATES COMPANIES

BEIJING ASIA

Beijing AsiaSky Telecommunications Technology Company Limited (“Beijing Asia”), in which the Company holds a 49% interest, is a joint venture operating in China. Beijing Asia provides satellite-based telecommunications network consultancy and technical support to customers in China. The investment was fully provided for in the second half of 2007 because of unsatisfactory performance and an uncertain long-term outlook for the business. The company continued to incur a loss in the first six months this year.

8	ASIASAT INTERIM REPORT 2008

CHAIRMAN’S STATEMENT

OUTLOOK

The market improvement and the Group’s continued stronger performance in the early months of 2008 have been encouraging. They were in contrast to the inactive markets of the prior few years, and our commitment to customer services and relationships through that difficult period is now paying off.

As we progress through 2008, we shall remain vigilant as the world economies face a period of uncertainty, and we may not be sheltered from it. These conditions, however, may also present acquisition opportunities in the region and we shall be watchful for any such initiatives that could add value to AsiaSat.

The year so far is encouraging; we are the market leader in Asia, are financially robust and are debt-free, and business is positive. We remain totally committed to the future of satellite communication in the Asia-Pacific region and as markets strengthen, we are well prepared for the future.

DIRECTORS AND SENIOR MANAGEMENT

In March this year we announced the appointment of Mr. Roger Tong, as General Manager Engineering. He succeeds Mr. Barry Turner, who retired from AsiaSat at the end of 2007. Mr. Tong will lead the engineering team’s expanded efforts in spacecraft and ground network development, spectrum management and planning. We thank Mr. Turner for his contribution and welcome Mr. Tong to the Company.

MI Zeng Xin

Chairman

Hong Kong, 15 August 2008

ASIASAT INTERIM REPORT 2008	9

CORPORATE GOVERNANCE

STATEMENT

In the interest of its shareholders, the Company is committed to high standards of corporate governance and is devoted to identifying and formalising best practices. The Company is in compliance with the requirements of local and relevant overseas regulators in this regard.

CODE ON CORPORATE GOVERNANCE PRACTICES

All the independent non-executive directors (“INED”s) and non-executive directors (“NED”s) are appointed for a specific term of three years and are subject to retirement, rotation and re-election at the Company’s annual general meeting.

The Group has adopted all the code provisions in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (“Listing Rules”) except for the following:

The code provision on the level and make-up of the remuneration committee requires a majority of the members to be comprised of INEDs. The Remuneration Committee of the Company is currently composed of three members, of whom one is an INED who also chairs the Committee, while the other two are NEDs.

Regarding the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules, the Group has adopted procedures governing directors’ securities transactions in full compliance of the relevant code provisions.

AUDIT COMMITTEE

The Audit Committee consists of five members, three of whom are INEDs who satisfy independence, financial literacy and experience requirements, whilst the other two members are NEDs and have only observer status with no voting rights. The Committee is chaired by an INED, who possesses appropriate professional qualifications and experience in financial matters.

10	ASIASAT INTERIM REPORT 2008

CORPORATE GOVERNANCE

AUDIT COMMITTEE (CONTINUED)

The Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2008 in conjunction with management and external auditors of the Company. The Committee recommended to the Board that it should approve the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

GUIDELINES ON CONDUCT

The Company periodically issues notices to its Directors and employees reminding them of the general prohibition on dealing in the Company’s listed securities during the blackout periods before the publication of announcements of the interim and annual results.

ASIASAT INTERIM REPORT 2008	11

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2008, as recorded in the register required to be maintained under Section 352 of the Securities and Futures Ordinance (“SFO”) (Cap. 571), the following Directors have the following interests in the share capital of the Company:

Directors		Number of shares / underlying shares held							% of the Issued Share Capital of the Company
		Personal interests	Family interests	Corporate interests	Trusts and similar interests	Persons acting in concert	Other interests	Total
Peter JACKSON	Long positions	319,784	—	—	—	—	—	319,784	0.08
	Short positions	—	—	—	—	—	—	—	—

William WADE	Long positions	87,472	—	—	—	—	—	87,472	0.02
	Short positions	—	—	—	—	—	—	—	—

James WATKINS	Long positions	50,000	—	—	—	—	—	50,000	0.01
	Short positions	—	—	—	—	—	—	—	—

12	ASIASAT INTERIM REPORT 2008

OTHER INFORMATION

SUBSTANTIAL EQUITY HOLDERS

As at 30 June 2008, according to the register required to be kept under Section 336 of the SFO and information otherwise reported to the Company, the following persons held an interest of 5% or more in the shares in the Company:

Name	Capacity	Long or short position	No. of shares		%
Bowenvale Limited	Beneficial owner	Long position	268,905,000		68.74

AsiaCo Acquisition Limited	Beneficial owner	Long position	22,269,695	(1)	5.69

Able Star Associates Limited	Interest in controlled corporation	Long position	291,174,695	(1)&(2)	74.43

CITIC Group	Interest in controlled corporation	Long position	291,174,695	(1)&(2)	74.43

GE Pacific-3 Holdings, Inc.	Interest in controlled corporation	Long position	268,905,000	(3)	68.74

General Electric Company	Interest in controlled corporation	Long position	291,174,695	(1)&(3)	74.43

Notes:

(1)	AsiaCo Acquisition Limited (“AsiaCo”) controls 5.69% of the voting rights of the Company. AsiaCo is a company owned 50% (as to voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited (“CITIC Asia”), which in turn is wholly-owned by CITIC Projects Management (HK) Limited (“CITIC Projects”), a wholly-owned subsidiary of CITIC Group, and 50% owned (as to voting interest) by GE Capital Equity Investments, Inc. (“GE Equity”), an indirectly wholly-owned subsidiary of General Electric Company (“GE”). Accordingly, Able Star, CITIC Asia, CITIC Projects, CITIC Group, GE Equity and GE are deemed to be interested in the 22,269,695 shares in the Company held by AsiaCo.
(2)	Able Star Associates Limited (“Able Star”) controls 50% of the voting rights of Bowenvale Limited (“Bowenvale”). Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC Group. Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC Group are deemed to be interested in the 268,905,000 shares in the Company held by Bowenvale.
(3)	Pacific-3 Holdings, Inc. (“Pacific 3”) controls 45% of the voting rights of Bowenvale and other GE affiliates own another 5%. They are all indirect, wholly-owned subsidiaries of GE. Accordingly, Pacific 3 and its GE affiliates are interested in the 268,905,000 shares of the Company held by Bowenvale.

ASIASAT INTERIM REPORT 2008	13

OTHER INFORMATION

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURE

Save as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CLOSURE OF REGISTER OF MEMBERS

The Register of equity holders of the Company will be closed from 3 to 10 October 2008 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on 2 October 2008. The interim dividend will be paid on or about 6 November 2008.

14	ASIASAT INTERIM REPORT 2008

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

TURNOVER

Turnover for the period were HK$487 million (2007: HK$461 million), an increase of HK$26 million over last year. The increase was mainly due to the consolidation of revenue of HK$55 million generated from SpeedCast Holdings Limited (“SpeedCast”), which became a wholly-owned subsidiary during the second half of 2007. However, the net contribution from SpeedCast to the Group, compared to same period last year, represented around HK$33 million resulting from elimination of inter-company sales. The increase was partially offset by the decrease in one-time receipts of approximately HK$7 million.

COST OF SERVICES

Cost of services was HK$211 million (2007: HK$198 million), an increase of HK$13 million, or 7%. The increase was largely due to the inclusion of SpeedCast’s expenses.

OTHER GAINS

The gain of HK$35 million (2007: HK$53 million) was mainly due to interest income generated on short-term deposits. The decrease as compared to prior period was due largely to the continued drop in the interest rate on bank deposits.

ADMINISTRATIVE EXPENSES

Administrative expenses increased to HK$77 million (2007: HK$40 million). The increase was mainly due to the inclusion of the operating expenses of HK$19 million from SpeedCast and the provision of impairment of receivables of HK$14 million from certain customers.

SHARE OF LOSS OF ASSOCIATES

The share of loss from associates was nil balance (2007: HK$0.85 million) resulting from the investment in an associate being fully provided in year 2007.

INCOME TAX EXPENSE

A significant portion of the Group’s profit is treated as earned outside Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period. The Group’s effective tax rate for the period was approximately 10% (2007: 11%) excluding the effect of one-off deferred tax adjustment.

Overseas tax is calculated at approximately 5% to 20% of the gross revenue earned in certain overseas jurisdictions. The Group currently has a tax case with the Indian tax authorities. Further details are set out in note 13 to the condensed consolidated interim financial statements.

ASIASAT INTERIM REPORT 2008	15

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW (CONTINUED)

PROFIT FOR THE PERIOD

Profit attributable to shareholders amounted to HK$223 million (2007: HK$247 million), a decrease of HK$24 million. Excluding the effect of early termination payments in both periods, the profit attributable to shareholders has decreased by less than HK$17 million over the same period in 2007.

The decrease in profit was mainly due to lower interest income from bank deposits and a provision for impairment of receivables. The tax rate cut has resulted in a smaller income tax provision which helped the profit of the Company.

FINANCIAL RESULTS ANALYSIS

The financial results are highlighted below:

		Six months ended 30 June
		2008	2007	Change
Sales	HK$M	487	461	+6%
Profit attributable to shareholders	HK$M	223	247	-10%
Dividend	HK$M	31	31	—
Capital and reserves	HK$M	4,898	4,576	+7%
Earnings per share	HK cents	57	63	-10%
Dividend per share	HK cents	8	8	—
Dividend cover	Times	7.1	7.9	-10%
Return on equity holders’ funds	%	5	6	-1%
Net assets per share – book value	HK cents	1,253	1,171	+7%

LIQUIDITY AND FINANCIAL RESOURCES

During the period under review, the Group generated a net cash outflow of HK$44 million (2007: cash inflow of HK$105 million) after paying capital expenditure of HK$239 million (2007: HK$162 million) and dividends of HK$121 million (2007: HK$106 million). As at 30 June 2008, the Group had a cash balance of HK$2,245 million (31 December 2007: HK$2,288 million). The Group has no debt.

CAPITAL STRUCTURE

ORDER BOOK

As at 30 June 2008, the value of contracts on hand amounted to HK$2,342 million (31 December 2007: HK$2,130 million), of which approximately HK$400 million will be recognised in the second half of this year. Almost all the contracts are denominated in U.S. Dollars.

16	ASIASAT INTERIM REPORT 2008

MANAGEMENT DISCUSSION AND ANALYSIS

SIGNIFICANT INVESTMENTS, THEIR PERFORMANCE AND FUTURE PROSPECTS

SPEEDCAST

SpeedCast Holdings Limited (“SpeedCast”), a wholly-owned subsidiary of the Company, provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond.

For the first six months of 2008, the turnover of SpeedCast was HK$55 million (2007: HK$48 million), an increase of 15%. The company also had a loss of HK$2 million (2007: HK$1.5 million loss).

SKYWAVE

Skywave TV Company Limited (“Skywave”), in which the Company holds an 80% interest, operates a low cost direct-to-home (DTH) platform to serve the markets of Hong Kong, Taiwan, Macau and Southern China.

Operating under a Hong Kong non-domestic television programme service licence, Skywave offers a variety of some 35 full time TV channels to authorised subscribers in the AsiaSat 4 BSS (broadcast satellite service) coverage area. Skywave is a niche service offering quality content throughout the region to customers not readily served by cable. Working through its joint venture partners, the Skywave platform provides a comprehensive offering from hardware distribution and product promotion, to customer service and subscriber management.

For the six months under review, Skywave incurred a loss of approximately HK$2.4 million (2007: HK$2.4 million), of which the Company’s share was about HK$1.9 million (2007: HK$1.9 million).

BEIJING ASIA

Beijing Asia Sky Telecommunications Technology Company Limited (“Beijing Asia”), a joint venture of the Company in Beijing in which AsiaSat holds a 49% shareholding, provides satellite-based telecommunication networks, consultancy and technical support services to customers in China. Beijing Asia provides government institutions and major corporations with corporate data networks, data broadcasting services, and a trial telephony network connecting remotest sites in China using very small aperture terminal (VSAT) technology.

Beijing Asia commenced operation in October 2004. For the first six months of 2008, Beijing Asia continued to incur a loss of approximately HK$2.5 million (2007: HK$1.7 million), of which AsiaSat did not share any of its loss (2007: HK$0.85 million) as the Company had already fully provided for its investment in this venture in 2007.

At 30 June 2008, the book value of the investment in Beijing Asia stood at a nil balance.

ASIASAT INTERIM REPORT 2008	17

MANAGEMENT DISCUSSION AND ANALYSIS

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

During the period, there were neither material acquisitions nor disposals of subsidiaries or associated companies.

SEGMENT INFORMATION

The turnover of the Group, analysed by both location of customers and business segment, is disclosed in note 4 to the condensed consolidated interim financial statements.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2008, the Group had 153 (31 December 2007: 142) permanent employees.

The Group considers its human resources as one of its most valuable assets. The talent pool that the Group draws from overlaps with the telecommunications, information technology and some high-tech equipment vendor industries.

The Group has established a performance-based appraisal system. The present remuneration package consists of salaries, housing benefits (applicable to certain grades of employees), discretionary bonuses, restricted shares award and fringe benefits that are comparable with the market.

The Group does not operate an in-house regular training programme. However, the Group does provide ad hoc training on new developments or facilities and sponsors employees to attend external vocational training that is relevant to the discharge of their duties and their career progression.

CHARGES ON GROUP ASSETS

The Group did not have any charge on assets as at 30 June 2008 and 31 December 2007.

CAPITAL COMMITMENTS

Details of the capital commitments of the Group are set out in note 14 to the condensed consolidated interim financial statements.

As at 30 June 2008, the Group had total capital commitments of HK$586 million (31 December 2007: HK$795 million), of which HK$295 million (31 December 2007: HK$503 million) was contracted but not provided for in the financial statements, and the remaining HK$291 million (31 December 2007: HK$293 million) was authorised by the Board but not yet contracted.

18	ASIASAT INTERIM REPORT 2008

MANAGEMENT DISCUSSION AND ANALYSIS

GEARING RATIO

At 30 June 2008, the Company remained debt free. Therefore, a gearing ratio was not applicable.

EXCHANGE RATES AND ANY RELATED HEDGES

During the period, almost all of the Group’s revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group’s remaining expenses were primarily denominated in Hong Kong Dollars. As at 30 June 2008, almost all the Group’s transponder utilisation agreements, transponder purchase agreements, and obligations to purchase equipment were denominated in U.S. Dollars. Thus, the Group does not have any significant currency exposure and does not need to hedge against currency fluctuation.

CONTINGENT LIABILITIES

Particulars of the Group’s contingent liabilities are set out in note 13 to the condensed consolidated interim financial statements.

ASIASAT INTERIM REPORT 2008	19

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

		As at
		30 June 2008	31 December 2007
	Note	Unaudited HK$’000	Audited HK$’000
ASSETS
Non-current assets
Property, plant and equipment	5	2,772,572	2,677,951
Leasehold land and land use rights	5	22,741	23,032
Intangible assets	5	40,001	40,082
Unbilled receivable		150,900	156,135
Amount paid to tax authority		190,630	167,291

Total non-current assets		3,176,844	3,064,491

Current assets
Inventories		4,035	3,650
Trade and other receivables	6	221,150	183,431
Cash and cash equivalents		2,244,713	2,288,433

Total current assets		2,469,898	2,475,514

Total assets		5,646,742	5,540,005

The notes on pages 25 to 47 form an integral part of these condensed consolidated interim financial statements.

20	ASIASAT INTERIM REPORT 2008

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

		As at
		30 June 2008	31 December 2007
	Note	Unaudited HK$’000	Audited HK$’000
EQUITY
Capital and reserves attributable to equity holders of the Company
Ordinary shares	7	39,120	39,120
Reserves
Retained earnings		4,847,155	4,744,458
Other reserves	8	11,354	19,269

		4,897,629	4,802,847
Minority interests		3,672	4,141

Total equity		4,901,301	4,806,988

LIABILITIES
Non-current liabilities
Deferred income tax liabilities		174,142	189,048
Deferred revenue		109,905	118,211
Obligations under finance leases		104	104
Other payables		1,692	—

Total non-current liabilities		285,843	307,363

Current liabilities
Construction payables		77,128	70,238
Other payables and accrued expenses		110,624	112,115
Deferred revenue		175,334	153,417
Obligation under finance lease		51	101
Current income tax liabilities		96,340	89,662
Dividend payable		121	121

Total current liabilities		459,598	425,654

Total liabilities		745,441	733,017

Total equity and liabilities		5,646,742	5,540,005

Net current assets		2,010,300	2,049,860

Total assets less current liabilities		5,187,144	5,114,351

The notes on pages 25 to 47 form an integral part of these condensed consolidated interim financial statements.

ASIASAT INTERIM REPORT 2008	21

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited Six months ended 30 June
	Note	2008 HK$’000	2007 HK$’000
Sales	4	487,407	461,286
Cost of services	9	(210,831)	(197,635)

Gross profit		276,576	263,651
Other gains (net)	9	35,075	53,448
Administrative expenses	9	(77,288)	(39,834)

Operating profit		234,363	277,265
Finance costs		(59)	(44)
Share of loss of associates		—	(848)

Profit before income tax		234,304	276,373
Income tax expense	10	(10,901)	(29,825)

Profit for the half-year		223,403	246,548

Attributable to:
– equity holders of the Company		223,872	246,933
– minority interests		(469)	(385)

		223,403	246,548

		HK$ per share	HK$ per share
Earnings per share for profit attributable to the equity holders of the Company, expressed in HK$ per share
– basic	11	0.57	0.63

– diluted	11	0.57	0.63

Interim dividend	12	31,296	31,296

The notes on pages 25 to 47 form an integral part of these condensed consolidated interim financial statements.

22	ASIASAT INTERIM REPORT 2008

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to equity holders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Shares Held under Share Award Scheme HK$’000	Share- based Payment Reserve HK$’000	Retained earnings HK$’000	Total HK$’000	Minority interests HK$’000	Total HK$’000
Balance at 1 January 2007		39,027	4,614	—	—	4,377,963	4,421,604	4,933	4,426,537
Profit for the half-year		—	—	—	—	246,933	246,933	(385)	246,548
Proceeds from shares issued:
– Employees share option scheme		93	13,252	—	—	—	13,345	—	13,345
Dividend relating to 2006 paid in May 2007		—	—	—	—	(105,607)	(105,607)	—	(105,607)

		93	13,252	—	—	141,326	154,671	(385)	154,286

Balance at 30 June 2007		39,120	17,866	—	—	4,519,289	4,576,275	4,548	4,580,823

Balance at 1 January 2008		39,120	17,866	(686)	2,089	4,744,458	4,802,847	4,141	4,806,988
Profit for the half-year		—	—	—	—	223,872	223,872	(469)	223,403
Shares held under Shares Award Scheme		—	—	(10,238)	—	—	(10,238)	—	(10,238)
Share-based payment		—	—	—	2,323	—	2,323	—	2,323
Transfer between reserves		—	—	674	(674)	—	—	—	—
Dividend relating to 2007 paid in May 2008	12	—	—	—	—	(121,271)	(121,271)	—	(121,271)
Dividends for share held by Share Award Trust	12	—	—	—	—	96	96	—	96

		—	—	(9,564)	1,649	102,697	94,782	(469)	94,313

Balance at 30 June 2008		39,120	17,866	(10,250)	3,738	4,847,155	4,897,629	3,672	4,901,301

The notes on pages 25 to 47 form an integral part of these condensed consolidated interim financial statements.

ASIASAT INTERIM REPORT 2008	23

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

	Unaudited
	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
Cash flows from operating activities:
– cash flow from operations	296,022	326,667
– tax paid	(19,085)	(16,956)

Cash flows from operating activities - net	276,937	309,711

Cash flows used in investing activities:
– purchases of property, plant and equipment	(238,623)	(162,090)
– purchases of intangible assets	—	(291)
– proceeds on disposal of property, plant and equipment	29	215
– other investing cash flow - net	49,437	50,044

Cash flows used in investing activities - net	(189,157)	(112,122)

Cash flows used in financing activities:
– dividend paid	(121,175)	(105,607)
– issues of new shares	—	13,345
– purchase of shares under share award scheme	(10,238)	—
– repayment of obligations under finance lease	(50)	—
– interest paid	(37)	—

Cash flows used in financing activities - net	(131,500)	(92,262)

Net (decrease)/increase in cash and cash equivalents	(43,720)	105,327
Cash and cash equivalents at start of period	2,288,433	1,979,457

Cash and cash equivalents at end of period, representing bank balances and cash	2,244,713	2,084,784

The notes on pages 25 to 47 form an integral part of these condensed consolidated interim financial statements.

24	ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

Asia Satellite Telecommunications Holdings Limited (the “Company”) and its subsidiaries (together The “Group”) is engaged in the provision of transponder capacity and the broadband access services.

The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

On 28 January 2008, the Company terminated its American Depositary Receipts (“ADR”) program and delisted from the New York Stock Exchange. The Bank of New York (“BoNY”), as depositary of the ADR program, ceased to issue new American Depositary Shares (“ADSs”). The deposit agreement between BoNY and the Company also terminated on 28 February 2008. As a result of the termination of the deposit agreement, all ADR holders who wish to retain an interest in the Company’s shares had surrendered their ADSs and received the Company’s shares by 28 May 2008. On 29 May 2008, BoNY started to sell the underlying shares with the remaining ADR holders and returned the net proceeds to them.

The Company’s shares continued to maintain its listing on The Stock Exchange of Hong Kong Limited.

The condensed consolidated interim financial statements were approved for issue on 15 August 2008.

2.	BASIS OF PREPARATION

These condensed consolidated interim financial statements for the half-year ended 30 June 2008 have been prepared in accordance with HKAS 34, ‘Interim financial reporting’. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2007.

ASIASAT INTERIM REPORT 2008	25

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.	ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007.

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2008.

•	HK(IFRIC) – Int 11, ‘HKFRS2 – Group and Treasury Share Transactions’, effective for annual periods beginning on or after 1 March 2007. This interpretation has been adopted by the Group;

•	HK(IFRIC) – Int 12, ‘Service Concession Arrangement’, effective for annual periods beginning on or after 1 January 2008. This interpretation is not relevant to the Group; and

•

HK(IFRIC) – Int 14, ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, effective for annual periods beginning on or after 1 January 2008. This interpretation is not relevant to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2008 and have not been early adopted:

•	HKAS1 (Revised), ‘Presentation of Financial Statements’, effective for annual periods beginning on or after 1 January 2009;

•	HKAS23 (Revised), ‘Borrowing costs’, effective for annual periods beginning on or after 1 January 2009;

•	HKAS27 (Revised), ‘Consolidation and Separate Financial Statements’, effective for annual periods beginning on or after 1 July 2009;

•	HKAS32 and HKAS1 (Amendments), ‘Puttable Financial Instruments and Obligations Arising on Liquidation’, effective for annual periods beginning on or after 1 January 2009;

•	HKFRS2 (Amendments), ‘Vesting Conditions and Cancellations’, effective for annual periods beginning on or after 1 January 2009;

26 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.	ACCOUNTING POLICIES (CONTINUED)

•	HKFRS3 (Revised), ‘Business Combinations’, effective for annual periods beginning on or after 1 July 2009;

•	HKFRS8, ‘Operating Segments’, effective for annual periods beginning on or after 1 January 2009; and

•	HK(IFRIC) – Int13, ‘Customer Loyalty Programmes’, effective for annual periods beginning on or after 1 July 2008.

The Group is in the process of assessing the impact of these standards or interpretations and does not expect there will be material impact on the financial statements of the Group.

4.	SALES AND SEGMENT INFORMATION

A)	SALES:

The Group’s sales is analysed as follows:

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
Income from provision of satellite transponder capacity
– recurring	415,496	438,262
– non-recurring	1,425	8,190
Sales of satellite transponder capacity	12,246	12,246
Income from provision of broadband access service and sale of equipment	55,234	—
Other revenue	3,006	2,588

	487,407	461,286

ASIASAT INTERIM REPORT 2008 27

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.	SALES AND SEGMENT INFORMATION (CONTINUED)

B)	SEGMENT INFORMATION:

i)	Business segments

For the period ended 30 June 2007, the Group had one business segment which was the provision of satellite telecommunication systems for broadcasting and telecommunication. The Group has chosen geographical segment as the primary reporting format under HKAS 14 “Segment Reporting”.

The Group acquired a subsidiary which is primarily engaged in the provision of broadband access services in the second half of 2007. Accordingly, the Group has changed the primary reporting segment and selected business segment as the primary report format to align with its internal reporting structure.

The Group had the following two business segments:

•	the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications; and

•	provision of broadband access services.

28 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.	SALES AND SEGMENT INFORMATION (CONTINUED)

B)	SEGMENT INFORMATION (CONTINUED):

i)	Business segments (continued)

The segment results for the six months ended 30 June are as follows:

	2008
	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	Broadband access services HK$’000	Inter-segment elimination HK$’000	Consolidated HK$’000
Sales from external customers	429,167	55,234	—	484,401
Inter-segment sales	21,970	—	(21,970)	—
Other revenue	3,212	—	(206)	3,006

Total	454,349	55,234	(22,176)	487,407

Segment results	236,326	(1,963)	—	234,363
Finance costs	(22)	(37)	—	(59)

Profit before income tax	236,304	(2,000)	—	234,304
Income tax expenses	(10,901)	—	—	(10,901)

Profit for the half-year	225,403	(2,000)	—	223,403

Attributable to:
– equity holders of the Company	225,872	(2,000)	—	223,872
– minority interests	(469)	—	—	(469)

	225,403	(2,000)	—	223,403

Assets	5,602,128	44,614	—	5,646,742

Liabilities	713,279	32,162	—	745,441

Capital Expenditure	241,789	4,838	—	246,627

Depreciation and amortisation	148,400	3,625	—	152,025

ASIASAT INTERIM REPORT 2008	29

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.	SALES AND SEGMENT INFORMATION (CONTINUED)

B)	SEGMENT INFORMATION (CONTINUED):

i)	Business segments (continued)

	2007
	Provision of satellite telecommunication systems for broadcasting and telecommunication HK$’000	Broadband access services HK$’000	Inter-segment elimination HK$’000	Consolidated HK$’000
Sales from external customers	458,698	—	—	458,698
Other revenue	2,588	—	—	2,588

Total	461,286	—	—	461,286

Segment results	277,265	—	—	277,265
Finance costs	(44)	—	—	(44)
Share of losses of associates	(848)	—	—	(848)

Profit before income tax	276,373	—	—	276,373
Income tax expenses	(29,825)	—	—	(29,825)

Profit for the half-year	246,548	—	—	246,548

Attributable to:
– equity holders of the Company	246,933	—	—	246,933
– minority interests	(385)	—	—	(385)

	246,548	—	—	246,548

Assets	5,273,151	—	—	5,273,151

Liabilities	692,328	—	—	692,328

Capital Expenditure	200,228	—	—	200,228

Depreciation and amortisation	148,600	—	—	148,600

30	ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.	SALES AND SEGMENT INFORMATION (CONTINUED)

B)	SEGMENT INFORMATION (CONTINUED):

ii)	Geographical segments

For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
Hong Kong	128,274	167,455
China	62,217	93,756
United States of America	34,335	35,597
United Kingdom	23,319	26,662
Australia	34,079	23,308
Others	205,183	114,508

Total	487,407	461,286

ASIASAT INTERIM REPORT 2008	31

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5.	CAPITAL EXPENDITURE – GROUP

	Intangible assets- Licences HK$’000	Intangible assets- Goodwill HK$’000	Property, Plant and equipment HK$’000	Leasehold land and land use rights HK$’000	Total HK$’000
Six months ended 30 June 2007
Opening net book amount as at 1 January 2007	1,276	—	2,630,847	23,616	2,655,739
Additions	291	—	199,937	—	200,228
Disposals	—	—	(973)	—	(973)
Depreciation and amortization (Note 9)	(80)	—	(148,520)	(292)	(148,892)
Depreciation and amortization eliminated on disposals	—	—	972	—	972

Closing net book amount as at 30 June 2007	1,487	—	2,682,263	23,324	2,707,074

Six months ended 30 June 2008
Opening net book amount as at 1 January 2008	1,407	38,675	2,677,951	23,032	2,741,065
Additions	—	—	246,627	—	246,627
Disposals	—	—	(9,274)	—	(9,274)
Depreciation and amortization (Note 9)	(81)	—	(151,944)	(291)	(152,316)
Depreciation and amortization eliminated on disposals	—	—	9,212	—	9,212

Closing net book amount as at 30 June 2008	1,326	38,675	2,772,572	22,741	2,835,314

32 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6.	TRADE AND OTHER RECEIVABLES – GROUP

	30 June 2008 HK$’000	31 December 2007 HK$’000
Trade receivables	155,864	106,675
Less: provision for impairment of receivables	(33,726)	(19,115)

Trade receivables – net	122,138	87,560
Receivables from related parties (Note 15)	29,035	34,693
Other receivables	26,051	37,203
Deposits and prepayments	43,926	23,975

	221,150	183,431

The Group usually bills its trade customers quarterly in advance in accordance with its agreements.

The aged analysis of trade receivables is stated as follows:

	30 June 2008 HK$’000	31 December 2007 HK$’000
0 to 30 days	55,940	38,912
31 to 60 days	16,746	16,338
61 to 90 days	15,319	11,829
91 to 180 days	24,706	16,696
181 days or above	9,427	3,785

	122,138	87,560

ASIASAT INTERIM REPORT 2008 33

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7.	CAPITAL

	Number of shares (thousands)	Ordinary shares HK$’000
At 31 December 2007	391,196	39,120

At 1 January 2008 and 30 June 2008	391,196	39,120

The total authorized number of ordinary shares is 550,000,000 shares (2007: 550,000,000 shares) with a par value of HK$0.10 per share (2007: HK$0.10 per share). All issued shares are fully paid.

(A)	SHARE OPTION SCHEME

All the share options under the Share Option Scheme lapsed with the completion of Mandatory General Offers on 26 June 2007. The details of these schemes were set out in note 15(a) to the 2007 annual financial statements.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

Option B:	30 June 2008		31 December 2007
	Average exercise price in HK$ per share	Options	Average Exercise price in HK$ per share	Options
At 1 January		—	17.48	1,630,000
Lapsed/Cancelled		—	17.48	(1,630,000)

At 30 June/ 31 December		—		—

34 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7.	CAPITAL (CONTINUED)

(A)	SHARE OPTION SCHEME (CONTINUED)

Option C:	30 June 2008		31 December 2007
	Average exercise price in HK$ per share	Options	Average Exercise price in HK$ per share	Options
At 1 January		—	14.35	3,211,500
Exercised		—	14.35	(930,000)
Lapsed/Cancelled		—	14.35	(2,281,500)

At 30 June/ 31 December		—		—

There were no outstanding share options at 30 June 2008 and 31 December 2007.

(B)	SHARE AWARD SCHEME

The Share Award Scheme was approved to be established by the Board on 22 August 2007. The details of the Scheme were set out in note 15(b) to the 2007 annual financial statements.

During the six months ended 30 June 2008, the trustee of Asia Satellite Share Award Trust has acquired 744,000 shares at a total cost (including related transaction costs) of HK$10,238,000. A total of 45,211 shares at a cost of HK$674,000 was vested during this period. The movement In the number of Awarded Shares was shown as follows:-

	2008		2007
	Average fair value per share	Number of Awarded Shares	Average fair value per share	Number of Awarded Shares
At 1 January		821,584		—
Awarded	15.00	—	15.00	821,584
Vested	14.90	(45,211)	—	—

At 30 June/ 31 December		776,373		821,584

Out of a total of 776,373 Awarded Shares, 188,756 shares were awarded to the executive directors.

The remaining vesting periods of the Awarded Shares outstanding as at 30 June 2008 are between 1 month to 4 years.

ASIASAT INTERIM REPORT 2008	35

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8.	OTHER RESERVES

	Share Premium HK$’000	Share-based payment Reserve HK$’000	Share held under Share Award Scheme HK$’000	Total HK$’000
At 1 January 2007	4,614	—	—	4,614
Proceeds from share issues:
– Employees share option scheme	13,252	—	—	13,252
Share-based payment	—	2,089	—	2,089
Purchase of shares under
Share Award Scheme	—	—	(686)	(686)

At 31 December 2007	17,866	2,089	(686)	19,269

At 1 January 2008	17,866	2,089	(686)	19,269
Share-based payment	—	2,323	—	2,323
Purchase of shares under
Share Award Scheme	—	—	(10,238)	(10,238)
Transfer between reserves	—	(674)	674	—

At 30 June 2008	17,866	3,738	(10,250)	11,354

36 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9.	OPERATING PROFIT

The following items have been credited/charged to the operating profit during the interim period:

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000
Interest income	35,110	53,234
(Loss)/Gain on disposal of property, plant and equipment other than transponders	(35)	214

	35,075	53,448

Salary and other benefits, including directors’ remuneration	55,331	34,325
Contributions to retirement benefits schemes	2,852	2,367

Total staff costs	58,183	36,692

Auditors’ remuneration	803	567
Depreciation, amortization and Impairment expenses (Note 5)
– Intangible assets - Licences	81	80
– Property, plant and equipment	151,944	148,520
Operating leases
– premises	2,970	2,205
– leasehold land & land use rights	291.292
Net exchange gain	2,706	1,290

ASIASAT INTERIM REPORT 2008 37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10.	INCOME TAX EXPENSE

A significant portion of the Group’s profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax.

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period.

Overseas tax, including the Foreign Enterprises Income Tax in the People’s Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000
Current income tax
– Hong Kong profits tax	21,537	25,003
– Overseas taxation	4,270	9,411
Deferred income tax reversal	(14,906)	(4,589)

	10,901	29,825

The Company currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 13.

38 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.	EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000
Profit attributable to equity holders of the Company	223,872	246,933

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,957	390,547

Basic earnings per share (HK$ per share)	0.57	0.63

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held under the share award scheme.

Diluted

	Six months ended 30 June
	2008	2007
	HK$’000	HK$’000
Profit attributable to equity holders of the Company	223,872	246,933

Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,957	390,547
Effect of share options (in thousands)	—	328
Effect of unvested awarded shares (in thousands)	234	—

Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share (in thousands)	391,191	390,875

Diluted earnings per share (HK$ per share)	0.57	0.63

ASIASAT INTERIM REPORT 2008 39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12.	DIVIDENDS

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
Dividends paid
Final dividend paid for the year ended 31 December, 2007 of HK$0.31 per share (final dividend paid for the year ended 31 December, 2006 of HK$0.27 per share)	121,271	105,607
Less: Dividends for shares held by Share Award Trust	(96)	—

	121,175	105,607

Dividends declared
Interim dividend for the six months ended 30 June, 2008 of HK$0.08 per share (six months ended 30 June 2007: HK$0.08 per share)	31,296	31,296

Subsequent to 30 June 2008, the directors have declared that an interim dividend in respect of the financial year ending 31 December, 2008 of HK$0.08 (year ended 31 December, 2007: HK$0.08 cents) per share and shall be paid to the shareholders of the Company whose names appear on the Register of Members on 10 October 2008.

40 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.	CONTINGENT LIABILITIES

Under Indian tax regulations, the Group may be subject to Indian tax assessments on revenues received by the Group in respect of revenue from provision of satellite transponder capacity to the Group’s customers for purposes of those customers carrying on business in India or earning revenue from any source in India.

The Indian tax authorities have assessed the Group for tax as follows:

Assessment year	Amount HK$ (approximate)	Amount INR (approximate)
1997-98	20 million	115 million
1998-99	23 million	141 million
1999-00	22 million	127 million
2000-01	14 million	84 million
2001-02	29 million	171 million
2002-03	38 million	210 million
2003-04	50 million	316 million
2004-05	58 million	330 million
2005-06	55 million	295 million

Total	309 million	1,789 million

The Group has filed appeals for each of the assessment years 1997-98 to 2005-06.

No assessment has yet been made for the 2006-07 or 2007-08 assessment years.

The Income Tax Appellate Tribunal (the “Tribunal”) in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian tax under certain circumstances. The Group does not believe that it is liable for the Indian tax as held by the Tribunal and has filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both the appeals have been admitted by the High Court.

ASIASAT INTERIM REPORT 2008 41

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.	CONTINGENT LIABILITIES (CONTINUED)

In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

Assessment year	Amount HK$ (approximate)	Amount INR (approximate)
1997-98	13 million	78 million
1998-99	14 million	88 million
1999-00	11 million	62 million
2000-01	9 million	50 million
2001-02	20 million	119 million
2002-03	27 million	148 million
2003-04	39 million	226 million
2004-05	34 million	195 million
2005-06	24 million	120 million

Total	191 million	1,086 million

In addition, based on the general principles set forth by the Tribunal, the amount of revenue taxable in India depends on the payments made by the Group’s customers to the Group for the purpose of those customers carrying on business in India or earning revenue from any source in India. As such information is proprietary in nature and has not been provided by the Group’s customers, the Group cannot reasonably estimate the revenue subject to tax and therefore also cannot estimate the amount of tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian tax in the Group’s financial statements.

42 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.	COMMITMENTS – GROUP

CAPITAL COMMITMENTS

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	30 June 2008 HK$’000	31 December 2007 HK$’000
AsiaSat 5
Contracted but not provided for	266,298	490,353
Authorised but not contracted for	291,070	292,855
Other assets
Contracted but not provided for	28,365	12,169

	585,733	795,377

OPERATING LEASE COMMITMENTS – WHERE THE GROUP IS THE LESSEE

The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to three years. The lease expenditure expensed in the income statement during the period is disclosed in note 9.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	30 June 2008 HK$’000	31 December 2007 HK$’000
Not later than 1 year	8,160	6,833
Later than 1 year and not later than 5 years	13,183	16,882

	21,343	23,715

ASIASAT INTERIM REPORT 2008	43

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.	COMMITMENTS – GROUP (CONTINUED)

OPERATING LEASE COMMITMENTS – WHERE THE GROUP IS THE LESSOR

The Group leased its premises to an independent customer under a four-year non-cancellable operating leases which has expired this period. The lease income recognised in the income statement during the period was HK$276,000 (2007: HK$276,000).

The Group contracted with the customer for the following future minimum lease payments:

	30 June 2008 HK$’000	31 December 2007 HK$’000
Within one year	—	184

15.	RELATED-PARTY TRANSACTIONS

The Group was directly controlled by Bowenvale Limited (incorporated in British Virgin Islands) and AsiaCo Acquisition Limited (incorporated in British Virgin Islands) with total shareholding of 74.43% as at 30 June 2008 which were indirectly owned by CITIC Group (incorporated in China) and General Electric Company (“GE”) (incorporated in USA) since 29 March 2007. The remaining 25.57% of the shares are widely held.

The following transactions were carried out with related parties:

I)	INCOME FROM PROVISION OF SATELLITE TRANSPONDER CAPACITY

The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the period.

During the first half of 2007, the Group recognised income from provision of satellite transponder capacity from its associate, SpeedCast.

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
CITIC Guoan Information Industry Company Limited	468	—
SpeedCast Limited (as an associate up to 31 August 2007)	—	24,106

	468	24,106

44	ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15.	RELATED-PARTY TRANSACTIONS (CONTINUED)

II)	AGENCY FEE

In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
CITIC Technology Company Limited	57	194

III)	KEY MANAGEMENT COMPENSATION

Key management compensation amounted to HK$22,858,000 as of 30 June 2008

(HK$17,933,000 as of 30 June 2007) as below:

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
Salaries and other short-term benefits	21,502	14,953
Share-based payments	1,356	2,980

	22,858	17,933

The Group made payments to SES S.A. (“SES”) and its subsidiary, a subsidiary of CITIC, and a subsidiary of GE for certain Non-executive Directors representing SES, CITIC and GE.

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
SES and its subsidiary	—	100
A subsidiary of CITIC	250	250
A subsidiary of GE	275	77

	525	427

ASIASAT INTERIM REPORT 2008 45

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15.	RELATED-PARTY TRANSACTIONS (CONTINUED)

IV)	INCOME FROM PROVISION OF UPLINK SERVICES AND CERTAIN EQUIPMENTS

The Group has entered into an agreement for the provision of uplink services and certain equipments for Ku-Band monitoring capacity to a subsidiary of SES, SES Americom, Inc.

During the first half of 2007, the Group provided temporary uplink services to its associate, SpeedCast.

	Six months ended 30 June
	2008 HK$’000	2007 HK$’000
SES Americom, Inc.	130	130
SpeedCast Limited (as an associate up to 31 August 2007)	—	17

	130	147

V)	PERIOD/YEAR-END BALANCES ARISING FROM THESE TRANSACTIONS

	30 June 2008 HK$’000	31 December 2007 HK$’000
Receivables from related parties (note 6):
CITIC Technology Company Limited	29,035	34,693

Payables to related parties:
CITIC Technology Company Limited	580	519

The receivables from and payables to related parties have no fixed terms of payment. The receivables and payables are unsecured in nature and bear no interest.

The above transactions were entered into on commercial terms determined and agreed by the Group and the relevant parties.

46 ASIASAT INTERIM REPORT 2008

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16.	EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

A dividend of $0.08 per share amounting to a dividend of $31,296,000 was declared on 15 August 2008 by the Board of Directors at the meeting on 15 August 2008. This interim financial report does not reflect this dividend payable, which will be recognised in shareholders’ equity as an appropriation of retained earnings in the year ended 31 December 2008.

ASIASAT INTERIM REPORT 2008 47

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

PricewaterhouseCoopers 33/F, Cheung Kong Center 2 Queen’s Road Central Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888 www.pwchk.com

To the Board of Directors of

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 20 to 47, which comprises the condensed consolidated balance sheet of Asia Satellite Telecommunications Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 15 August 2008

48 ASIASAT INTERIM REPORT 2008

SHAREHOLDER INFORMATION

2008 FINANCIAL CALENDAR

Interim Results announcement	15 August 2008
Last day to register for 2008 interim dividend	2 October 2008
Book closure period	3 October – 10 October 2008
Interim dividend payment	6 November 2008
Financial year end	31 December

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited

Rosebank Centre

11 Bermudiana Road

Hamilton

Bermuda

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

Any matter relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar as above.

ADR DEPOSITARY BANK (#)

The Bank of New York

Investor Relations

PO Box 11258

Church Street Station

New York, NY 10286-1258

USA

Tel: (908) 769 9835 / (908) 769 9711

#	The deposit agreement for ADSs between the Company and the Bank of New York has terminated on 28 February 2008 following the delisting from the New York Stock Exchange in January 2008.

ASIASAT INTERIM REPORT 2008 49

SHAREHOLDER INFORMATION

LISTING

The shares of the Company are listed on The Stock Exchange of Hong Kong Limited. On 28 January 2008, the Company terminated its American Depositary Receipts program with Bank of New York and delisted from the New York Stock Exchange.

ORDINARY SHARES

Shares outstanding as at 30 June 2008: 391,195,500 ordinary shares

Free float: 100,020,805 ordinary shares (25.57%)

Nominal value: HK$0.10 per share

STOCK CODE

The Stock Exchange of Hong Kong Limited	1135
Reuters	1135.HK

INTERIM REPORT 2008

Copies of interim reports can be obtained by writing to:

Manager, Corporate Affairs

Asia Satellite Telecommunications Holdings Limited

19th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

FORM 20-F 2007 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2007

The Form 20-F report is available at website: http://www.asiasat.com

WEBSITE

http://www.asiasat.com

Annual/Interim reports and accounts, and Form 20-F are available on line.

50 ASIASAT INTERIM REPORT 2008

SHAREHOLDER INFORMATION

COMPANY CONTACT

General enquiry regarding the Company during normal office hours should be addressed to:

Manager, Corporate Affairs

Asia Satellite Telecommunications Holdings Limited

19th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

Telephone:	(852) 2500 0880

Facsimile:	(852) 2500 0895

Email:	wpang@asiasat.com

INVESTOR RELATIONS CONTACT

The Office of the Deputy Chief Executive Officer

Asia Satellite Telecommunications Holdings Limited

19th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

Telephone:	(852) 2500 0808

Fax:	(852) 2882 4640

Email:	wwade@asiasat.com

ASIASAT INTERIM REPORT 2008 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited
(Registrant)

Date: September 25, 2008	By:	/s/ Peter Jackson
Peter Jackson
Chief Executive Officer